

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Terrence E. Hall
Chairman of the Board and Chief Executive Officer
Superior Energy Services, Inc.
601 Poydras, Suite 2400
New Orleans, Louisiana 70130

> **Re:** **Superior Energy Services, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-34037**

Dear Mr. Hall:

We have reviewed your filing and response letter dated July 21, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated June 30, 2010 and the Schedule 1 – Locations of International Operations attached to your July 21, 2010 response letter. While it is appropriate to report on a segment basis consistent with Item 101 of Regulation S-K, that segment reporting determination should not conflict with your determination and identification of certain geographical units you utilize in organizing and describing your operations. Therefore, please include in an appropriate place in your future filings the list of the specific countries outside of the United States in which you operate and make sure to utilize descriptive terms referencing such geographical units in a consistent manner.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392, Michael Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director